UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated April 09, 2010

FOR IMMEDIATE RELEASE

Information of Interest

For more information contact:

Rosita Covarrubias

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581

CCU ANNOUNCES FIRST QUARTER 2010 VOLUMES

(Santiago, Chile, April 7, 2010) – CCU reported today preliminary first quarter 2010 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter
	Volumes	% Change
Beer in Chile	1,390,336	-7.7%
Beer in Argentina[1]	1,182,657	5.3%
Soft Drinks and functionals	1,173,239	8.1%
Fruit Beverages	200,028	10.0%
Waters	440,462	14.5%
Wine Chile – Domestic[2]	114,582	15.8%
Wine Chile – Export[2]	123,060	34.9%
Wine Argentina2-3	17,185	69.4%
Spirits	40,520	1.6%
TOTAL[4]	4,682,070	3.5%

CCU plans to release its consolidated first quarter results by the last week of May.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

[1]

1 Excludes exports to Chile.

2 Does not include bulk wine sales.

3 Includes domestic and export sales volume.

4 Does not include confectionery sales volume.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: April 09, 2010